NORTHSTAR ELECTRONICS, INC.

[Letterhead]

SUITE # 410 - 409 GRANVILLE STREET,

VANCOUVER, BRITISH COLUMBIA, CANADA V6C 1T2

Phone: 604-685-0364

October 20, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Larry Spirgel

Assistant Director

Dear Mr. Spirgel,

I am responding to your letter dated August 12, 2010 with comments on our Form 10-K for the year ended December 31, 2009 and on our Form 10-Q for the quarter ended March 31, 2010 (File No. 333-90031).  Following are our responses to your comments.

Form 10-K for the Year Ended December 31, 2009

Item 8A. Controls and Procedures, page 30

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

Framework used by Management to Evaluate the Effectiveness of Internal Controls over Financial Reporting

We maintain internal controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated and communicated to our executive officers to allow timely decisions regarding required disclosure within certain policies and procedures.  These policies and procedures include:

- maintenance of records in reasonable detail to accurately and fairly reflect the transactions and dispositions of  assets,

-provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors, and

-provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

For the year ended December 31, 2009 management has relied on the Committee of Sponsoring Organizations of the Treadway Commission (COSO), an Internal Control - Integrated Framework issued in 1992, to evaluate the effectiveness of our internal control over financial reporting.

Management’s Assessment of the Effectiveness of Internal Controls over Financial Reporting as of December 31, 2009

Management conducted an evaluation of the effectiveness of our internal control over financial reporting and determined that our internal control over financial reporting was effective as of December 31, 2009.

Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Factors Considered in Determining Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our President/Chief Executive Officer/Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2009.

Our disclosure controls over financial reporting are designed by, or under the supervision of, our President/Chief Executive Officer/Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts, expenditures and business transactions are being made in accordance with authorizations of our management and directors.

Certifications

Required certifications will be amended to conform exactly with the form of Rule 13a-14a set forth in Item 601(b)(31) of Regulation S-K

Acknowledgment

 - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dr. Wilson Russell,

President, Chief Financial Officer